Execution Copy

AMENDED AND RESTATED
ADMINISTRATIVE AND INDUSTRIAL MINERALS SERVICES AGREEMENT

August 24, 2005

TABLE OF CONTENTS

                                                          Page

ARTICLE 1
INTERPRETATION

2

1.1

Definitions

2

1.2

References to Acts Performed by Fording ULC

5

1.3

No Agency, Etc

5

ARTICLE 2
THE PROVISION OF SERVICES

5

2.1

Supply of Executives to Serve as Officers of Fording ULC

5

2.2

Description of Administrative Services

6

2.3

Description of Industrial Minerals Operations Services

7

ARTICLE 3
PAYMENT OF EXPENSES FOR ADMINISTRATIVE SERVICES

8

3.1

Reimbursement of Expenses

8

3.2

Payment of Employment Costs of Officers

8

3.3

Delegation

8

3.4

Invoicing and Payment

9

ARTICLE 4
PAYMENT OF EXPENSES FOR INDUSTRIAL MINERALS OPERATIONS

SERVICES

                        9

4.1

Reimbursement of Expenses

9

4.2

Delegation

9

4.3

Invoicing and Payment

10

ARTICLE 5
CONFIDENTIALITY, STANDARD OF CARE, INDEMNITIES

10

5.1

Confidentiality

10

5.2

Standard of Care

11

5.3

Indemnification of the EVC Partnership

11

5.4

Indemnification of Fording ULC and the Board of Directors

12

ARTICLE 6
TERM AND TERMINATION

13

6.1

Term and Renewal

13

6.2

Termination by Either Party

13

6.3

Effect of Sale of Industrial Minerals Operations

14

6.4

Termination by Fording ULC

14

6.5

Effect of Termination

14

6.6

Continuing Obligation

15

-i-

TABLE OF CONTENTS

(continued)

                                                          Page

ARTICLE 7
GENERAL

15

7.1

No Further Obligations of Fording Amalco

15

7.2

Access to Records

16

7.3

Notice

16

7.4

Arbitration

17

7.5

Entire Agreement

18

7.6

Amendment

18

7.7

Assignment

18

7.8

Enurement

18

7.9

Further Assurances

19

7.10

Execution and Delivery

19

-ii-

AMENDED AND RESTATED
ADMINISTRATIVE AND INDUSTRIAL MINERALS SERVICES AGREEMENT

THIS AMENDED AND RESTATED ADMINISTRATIVE AND INDUSTRIAL MINERALS SERVICES AGREEMENT is made as of the 24th day of August, 2005,

BETWEEN:

FORDING (GP) ULC,
an unlimited liability company existing under the laws of the Province of Nova Scotia,

(“Fording ULC”)

- and -

ELK VALLEY COAL PARTNERSHIP,
a general partnership existing under the laws of the Province of Alberta,

(the “EVC Partnership”)

- and -

FORDING AMALCO INC.,

a corporation existing under the laws of Canada,

(“Fording Amalco”).

RECITALS:

A.

The EVC Partnership and a predecessor to Fording Amalco are parties to the 2003 Administrative and Industrial Minerals Services Agreement pursuant to which the EVC Partnership agreed to provide personnel and administrative services to the predecessor and to provide services in respect of the Industrial Minerals Operations.

B.

Pursuant to the operation of the Plan of Arrangement (i) Fording Limited Partnership became the entity that holds directly the interest of the Trust in the EVC Partnership and Fording ULC is the general partner of the Fording Limited Partnership; and (ii) Fording Amalco transferred substantially all of its assets to the Trust, including its shares of the companies comprising the Industrial Minerals Operations.

C.

In order to provide for the management of the Industrial Minerals Operations following the Arrangement, the Trust and Fording ULC have entered into the Industrial Minerals Management Agreement dated the effective date of the Arrangement pursuant to which Fording ULC has agreed to manage the Industrial Minerals Operations on behalf of the Trust.

D.

In order to provide administrative services and personnel to Fording ULC following completion of the Plan of Arrangement, including the services and personnel necessary to allow Fording ULC to perform its obligations under the Industrial Minerals Management Agreement, Fording ULC, Fording Amalco and the EVC Partnership wish to enter into this Agreement to amend and restate the 2003 Administrative and Industrial Minerals Services Agreement.

THEREFORE the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions

In the Agreement and the Recitals hereto, the following words and terms have the respective meanings set out below:

(a)

“2003 Administrative and Industrial Minerals Services Agreement” means the administrative and industrial minerals services agreement made as of February 28, 2003 between Fording and the EVC Partnership;

(b)

“Affiliate” of any Person means, at the time such determination is made, any other Person controlling, controlled by or under common control with such first Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, or otherwise;

(c)

“Agreement” means this amended and restated administrative and industrial minerals services agreement, including all amendments or restatements hereof as permitted, and, unless the context otherwise requires, references to “Article” or “Section” mean the specified Article or Section of this Agreement;

(d)

“Arrangement” means the arrangement under section 192 of the Canada Business Corporations Act involving Fording, the Trust, the Unitholders, 6418511 Canada Inc., Fording LLC, Fording ULC, the Fording Limited Partnership and certain wholly-owned subsidiaries of the foregoing;

(e)

“Board of Directors” means the board of directors of Fording ULC from time to time;

(f)

“Business Day” means a day, which is not a Saturday, Sunday or statutory holiday in the Province of Alberta or the Province of British Columbia, on which the principal commercial banks in downtown Calgary and Vancouver are generally open for the transaction of commercial banking business;

(g)

“Chief Executive Officer” means the chief executive officer of Fording ULC from time to time;

(h)

“Declaration of Trust” means the amended and restated declaration of trust made as of the effective date of the Plan of Arrangement governing the Trust, as amended, supplemented or restated from time to time in accordance with its terms;

(i)

“Employment Costs” means costs of salaries, benefits and wages and all other employee costs and expenses (including, without limitation, employment insurance, Canada Pension Plan and Workers’ Compensation payments);

(j)

“EVC Partnership Agreement” means the amended and restated EVC Partnership agreement made as of the effective date of the Plan of Arrangement among Fording Limited Partnership, the Teck Cominco Coal Partnership and The Quintette Coal Partnership;

(k)

“Fording” means Fording Inc., a predecessor corporation to Fording Amalco;

(l)

“Fording ULC” means Fording (GP) ULC, an unlimited liability company existing under the laws of the Province of Nova Scotia;

(m)

“GAAP” means generally accepted accounting principles in Canada determined with reference to the Handbook of the Canadian Institute of Chartered Accountants, as amended from time to time;

(n)

“Industrial Minerals Management Agreement” means the industrial minerals management agreement dated as of the effective date of the Plan of Arrangement between Fording ULC and the Trust pursuant to which Fording ULC will manage the Trust’s investment in the Industrial Minerals Operations and certain other subsidiaries of the Trust;

(o)

“Industrial Minerals Operations” means, collectively, those subsidiaries of the Trust engaged in the production of industrial minerals such as tripoli and wollastonite, including NYCO Minerals, Inc. with operations at Willsboro, New York; Minera NYCO S.A. de C.V. with operations near Hermosillo in the northwestern state of Sonora, Mexico; American Tripoli, Inc. with operations near Seneca, Missouri; and 627066 Alberta Ltd., a corporation governed by the laws of the Province of Alberta;

(p)

“Parties” means the parties to this Agreement and “Party” means any one of them;

(q)

“Person” means an individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated trust, body corporate, agency or where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

(r)

“Plan of Arrangement” means the plan of arrangement of Fording in the form approved by the Court of Queen’s Bench of Alberta on August 19, 2005;

(s)

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c.1 (5th Supplement), as amended;

(t)

“Teck Cominco” means Teck Cominco Limited, a corporation existing under the laws of Canada;

(u)

“Transaction” means collectively those steps and transactions contemplated by the Plan of Arrangement;

(v)

“Trust” means the Fording Canadian Coal Trust, a trust established under the laws of the Province of Alberta pursuant to the Declaration of Trust;

(w)

“Units” means the trust units of the Trust; and

(x)

“Unitholder” means a holder of Units.

1.2

Certain Rules of Interpretation

In this Agreement:

(a)

Consent - Whenever a provision of this Agreement requires an approval or consent by a Party and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(b)

Currency - Unless otherwise specified, all references to money amounts are to lawful currency of Canada.

(c)

Governing Law  - This Agreement is a contract made under and shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in the Province of Alberta.

(d)

Headings - Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(e)

Including - Where the words “including” or “includes” are used in this Agreement, it means “including (or includes) without limitation”.

(f)

No Strict Construction - The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(g)

Number and Gender - Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(h)

Severability - If, in any jurisdiction, any provision of the Agreement is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction.

(i)

Statutory References - A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

(j)

Time - Time is of the essence in the performance of the Parties’ respective obligations.

(k)

Accounting - Wherever in this Agreement reference is made to a calculation to be made or an action to be taken in accordance with generally accepted accounting principles, such reference will be deemed to be to GAAP applicable as at the date on which such calculation or action is made or taken or required to be made or taken.

1.2

References to Acts Performed by Fording ULC

For greater certainty, where any reference is made in this Agreement to an act to be or not to be performed by Fording ULC, such reference shall be construed and applied for all purposes as if it referred to an act to be or not to be performed by the officers and employees of Fording ULC, on behalf of Fording ULC.

1.3

No Agency, Etc.

It is understood that the duties of the EVC Partnership under this Agreement are solely to provide personnel and services in accordance with Article 2 and discharge its other obligations hereunder, and nothing in this Agreement shall constitute the EVC Partnership as the agent or a partner of Fording ULC, for any purpose.  Nothing contained in this Agreement shall vest in the EVC Partnership management or day-to-day control over the activities of Fording ULC.

ARTICLE 2
THE PROVISION OF SERVICES

2.1

Supply of Executives to Serve as Officers of Fording ULC

(a)

It is acknowledged and agreed that, subject to the direction and overriding authority of the Board of Directors and the Chief Executive Officer over the management and affairs generally of Fording ULC, the EVC Partnership will make executive personnel of the EVC Partnership available to Fording ULC to serve as officers of Fording ULC (other than the office of Chief Executive Officer) as may reasonably be required by Fording ULC in order to permit Fording ULC to operate effectively and to permit the Trust to fully comply with its obligations as a public reporting issuer listed on the Toronto Stock Exchange and the New York Stock Exchange, or such other stock exchanges on which the Units may, from time to time, be listed.

(b)

The EVC Partnership will provide its executive personnel to serve as the President, Chief Financial Officer, Senior Vice-President, Treasurer, Controller and Secretary of Fording ULC and such other positions as may be agreed.  Such individuals, in their capacity as officers of Fording ULC, shall report to the Board of Directors through the Chief Executive Officer.  The Parties expect that such individuals will fulfil their roles as both employees of the EVC Partnership and as officers of Fording ULC, and the EVC Partnership agrees to permit such individuals to allocate sufficient time to fulfil their offices with Fording ULC provided that it does not interfere with their primary role with the EVC Partnership.

(c)

The provision of each of the individuals to serve in the offices set forth in Section 2.1(b) shall be subject to the approval of a majority of the members of the Board of Directors who are ULC Independent Directors as defined in the Declaration of Trust.

(d)

The Parties agree that this is a non-exclusive arrangement and nothing in this Agreement:

(i)

precludes the Board of Directors from hiring other Persons as officers or otherwise, as it deems advisable in its sole discretion, to administer and manage the administrative affairs of Fording ULC and to provide other services to Fording ULC; or

(ii)

requires the EVC Partnership to hire or retain the services of any particular individual.

(e)

In the event that the employment of any employee of the EVC Partnership provided to serve as an officer of Fording ULC is terminated by the EVC Partnership, the EVC Partnership shall notify Fording ULC of such termination on the date of termination or as far in advance of termination as is reasonably practicable in the circumstances, and of the proposed replacement officer, and cooperate with Fording ULC to secure such employee’s resignation or termination as an officer of Fording ULC, unless such termination is for cause in which case the EVC Partnership shall provide notice as soon as is reasonably practicable.

2.2

Description of Administrative Services

(a)

The EVC Partnership will, subject to the direction and overriding authority of the Board of Directors and the Chief Executive Officer over the management and affairs generally of Fording ULC, provide administrative services, and the services of personnel necessary to provide such services, to Fording ULC in order to provide for its administration and management as may be reasonably requested by the Chief Executive Officer from time to time, including services relating to:

(i)

accounting and financial reporting;

(ii)

payroll and other human resources services;

(iii)

information systems and support services;

(iv)

tax, legal and insurance services;

(v)

treasury and banking services;

(vi)

acquisition and disposition support services;

(vii)

the performance by Fording ULC of its duties and obligations under the Industrial Minerals Management Agreement as it relates to the provision of services to subsidiaries other than the Industrial Minerals Operations;

(viii)

office and secretarial services; and

(ix)

record keeping services.

(b)

Upon the reasonable request of the Chief Executive Officer or the Board of Directors, the EVC Partnership shall provide a report to Fording ULC in respect of the services to be provided by the EVC Partnership pursuant to Section 2.2(a) of this Agreement and the costs associated therewith.  The report shall include a calculation of any overhead costs allocated by the EVC Partnership to Fording ULC relating to such services and shall be calculated in accordance with the allocation method approved by the Board of Directors from time to time.

2.3

Description of Industrial Minerals Operations Services

(a)

The EVC Partnership will, subject to the direction and overriding authority of the Board of Directors and the Chief Executive Officer over the management and affairs generally of Fording ULC, provide services, and the services of personnel necessary to provide such services, to Fording ULC in order to permit Fording ULC to discharge its obligations under the Industrial Minerals Management Agreement, including:

(i)

management services;

(ii)

accounting, financial and tax services;

(iii)

information services;

(iv)

geology, engineering and technical services; and

(v)

human resources services.

(b)

Upon the reasonable request of the Chief Executive Officer or the Board of Directors, the EVC Partnership shall provide a report to Fording ULC in respect of the services to be provided by the EVC Partnership pursuant to Section 2.3(a) of this Agreement and the costs associated therewith.  The report shall include a calculation of any overhead costs allocated by the EVC Partnership to Fording ULC relating to such services and shall be calculated in accordance with the allocation method approved by the Board of Directors from time to time.

(c)

The EVC Partnership shall make available to Fording ULC, on a full time basis for the purposes of the Industrial Minerals Operations, the services of those employees who provided services to Fording in respect of the Industrial Minerals Operations under the original agreement prior to the effective date of the Plan of Arrangement.

ARTICLE 3
PAYMENT OF EXPENSES FOR ADMINISTRATIVE SERVICES

3.1

Reimbursement of Expenses

Subject to Section 3.3, Fording ULC shall reimburse the EVC Partnership for all reasonable costs and expenses incurred by the EVC Partnership in providing personnel and in carrying out the services contemplated in Section 2.2(a) hereof, including a reasonable portion of the Employment Costs of those individuals providing their services pursuant to Section 2.2(a), together with a reasonable allocation of the overhead costs of the EVC Partnership relating to those services for which Employment Costs are reimbursed, such allocation to be determined in accordance with the allocation method approved by the Board of Directors from time to time.

3.2

Payment of Employment Costs of Officers

(a)

Subject to Section 3.2(b), the EVC Partnership shall pay the Employment Costs of the personnel of the EVC Partnership whose services are supplied to Fording ULC pursuant to Section 2.1.

(b)

In the event that any of the personnel supplied to Fording ULC by the EVC Partnership (or an Affiliate thereof) pursuant to Section 2.1 spends a significant amount of his or her time in any calendar year on the business and affairs of Fording ULC and the Trust, other than in respect of the Industrial Minerals Operations, then the Parties will negotiate a reasonable allocation between the EVC Partnership and Fording ULC of the Employment Costs and a reasonable allocation of overhead relating to such services for such personnel based on the time spent by such personnel on the business and affairs of Fording ULC during that calendar year.

3.3

Delegation

(a)

It is intended that the services contemplated in Section 2.2(a) to be provided by the EVC Partnership to Fording ULC will be provided by personnel of the EVC Partnership or by the personnel of an Affiliate thereof.  Notwithstanding the foregoing, the EVC Partnership may delegate the supply of any such services, at the cost of Fording ULC, to a non-affiliated third party on notice to Fording ULC if the EVC Partnership personnel or the personnel of its Affiliate(s) then providing such services are not reasonably required in the conduct of the business of the EVC Partnership or such Affiliate.

(b)

In addition, the EVC Partnership may delegate the supply of any of the services contemplated under Section 2.2(a) which cannot reasonably be performed by the EVC Partnership or an Affiliate thereof to Teck Cominco or its Affiliates or to a non-affiliated third party if such delegation is approved by the Chief Executive Officer or the Board of Directors.

3.4

Invoicing and Payment

The EVC Partnership will invoice Fording ULC on a monthly basis for the amounts owing by Fording ULC pursuant to this Article 3.  Fording ULC will pay invoices within 30 days of receipt thereof.  The EVC Partnership shall provide to Fording ULC, at Fording ULC’s request, such details in respect of the costs and charges of the services to be supplied pursuant to Section 2.2(a) as may be required by Fording ULC or the Trust from time to time to comply with statutory or regulatory obligations, including tax and securities law compliance.

ARTICLE 4
PAYMENT OF EXPENSES FOR INDUSTRIAL MINERALS OPERATIONS SERVICES

4.1

Reimbursement of Expenses

(a)

It is the intention of the Parties that services provided hereunder by the EVC Partnership in respect of the Industrial Minerals Operations be provided on a cost reimbursement basis so that the EVC Partnership neither makes a profit nor suffers a loss from the provision of such services.

(b)

Fording ULC shall reimburse the EVC Partnership for all reasonable costs and expenses incurred by the EVC Partnership in providing executive personnel pursuant to Section 2.1, to the extent, and only to the extent, that such personnel are, when discharging their duties as officers of Fording ULC, engaged primarily in the management and administration of the Industrial Minerals Operations, including a reasonable allocation of the Employment Costs of such personnel, together with a reasonable allocation of the overhead costs of the EVC Partnership relating to those services, such allocation to be determined in accordance with the allocation method approved by the Board of Directors from time to time.

(c)

Fording ULC shall reimburse the EVC Partnership for all reasonable costs and expenses incurred by the EVC Partnership in providing the personnel (other than executive personnel provided pursuant to Section 2.1 and reimbursed in accordance with Section 4.1(b)) and carrying out the services contemplated in Section 2.3(a), including a reasonable portion of Employment Costs of those individuals providing their services pursuant to Section 2.3(a), together with a reasonable allocation of the overhead costs of the EVC Partnership relating to those services for which Employment Costs are reimbursed, such allocation to be determined in accordance with the allocation method approved by the Board of Directors from time to time.

(d)

Fording ULC will reimburse the EVC Partnership for the Employment Costs of any personnel supplied to Fording ULC pursuant to Section 2.3(c).

4.2

Delegation

(a)

It is intended that the services contemplated in Section 2.3(a) to be provided by the EVC Partnership to Fording ULC will be provided by personnel of the EVC Partnership or by the personnel of an Affiliate thereof.  Notwithstanding the foregoing, the EVC Partnership may delegate the supply of any such services, at the cost of Fording ULC, to a non-affiliated third party on notice to Fording ULC if the EVC Partnership personnel or the personnel of its Affiliate(s) then providing such services are not reasonably required in the conduct of the business of the EVC Partnership or such Affiliate.

(b)

In addition, the EVC Partnership may delegate the supply of any of the services contemplated under Section 2.3(a) which cannot reasonably be performed by the EVC Partnership or an Affiliate thereof to Teck Cominco or its Affiliates or to a non-affiliated third party if such delegation is approved by the Chief Executive Officer or the Board of Directors.

4.3

Invoicing and Payment

(a)

The EVC Partnership will invoice Fording ULC on a monthly basis for the amounts owing by Fording ULC to the EVC Partnership pursuant to this Article 4.  Alternatively, at the request of Fording ULC, the EVC Partnership will invoice NYCO Minerals, Inc., Minera NYCO S.A. de C.V. or American Tripoli, Inc., as applicable, directly on a monthly basis for amounts owing pursuant to this Article 4, but Fording ULC will be responsible for paying such invoices.  Fording ULC will pay such invoices within 30 days of receipt thereof by Fording ULC, NYCO Minerals, Inc., Minera NYCO S.A. de C.V. or American Tripoli Inc., as the case may be.

(b)

The EVC Partnership shall provide to Fording ULC, at Fording ULC’s request, such details in respect of the costs and charges incurred in respect of the Industrial Minerals Operations as may be required by Fording ULC or the Trust from time to time to comply with statutory or regulatory obligations, including tax and securities law compliance.

ARTICLE 5
CONFIDENTIALITY, STANDARD OF CARE, INDEMNITIES

5.1

Confidentiality

The EVC Partnership shall not, without the prior written consent of Fording ULC, disclose to any third party any information about Fording ULC acquired or developed pursuant to the performance of services under this Agreement, except that consent shall not be required to the following disclosure:

(a)

information disclosed as required by law or the regulations, rules or policies of any stock exchange on which any of Teck Cominco’s securities are listed or as may be required by regulations or policies of any securities commission or other securities regulatory authority, governmental agency or other authority of competent jurisdiction and the requirements of any court (it being recognized that the managing partner of the EVC Partnership is a partnership the partners of which are Teck Cominco and an Affiliate thereof);

(b)

information disclosed as necessary for the purposes of any debt or equity financing undertaken by Teck Cominco; or

(c)

information disclosed that the EVC Partnership acting reasonably deems to be necessary to be disclosed on a confidential basis for the proper performance of its duties and obligations under this Agreement including, without limitation, disclosure of information to consultants and other third Parties engaged by or assisting the EVC Partnership in accordance with the terms of this Agreement in order to carry out the purposes of this Agreement.

The provisions of this Section 5.1 shall survive the termination of this Agreement.  Nothing herein restricts the EVC Partnership from providing information concerning the EVC Partnership to any partner thereof in accordance with the EVC Partnership Agreement.

5.2

Standard of Care

The EVC Partnership shall perform its obligations under this Agreement on a timely basis, diligently, in good faith and in a reasonable and prudent manner, using qualified and experienced staff and personnel and in accordance with good business practices and the professional standards and the degree of care, diligence and skill that a reasonably prudent administrator would exercise in comparable circumstances.

5.3

Indemnification of the EVC Partnership

(a)

Fording ULC shall hold harmless and indemnify the EVC Partnership and any Affiliate thereof that provides services hereunder and any Person who is serving or has served as a director, officer, employee, advisor, partner, consultant, agent or subcontractor of the EVC Partnership or such Affiliate (collectively, the “EVC Partnership Indemnified Persons”) against all losses (other than loss of profit), claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants’ fees) of whatsoever kind or nature incurred by, borne by or asserted against any such EVC Partnership Indemnified Person arising from:

(i)

a breach by Fording ULC of its obligations under this Agreement; or

(ii)

the provision of services hereunder by such EVC Partnership Indemnified Person,

except to the extent such EVC Partnership Indemnified Person is found liable for or guilty of fraud, wilful default or negligence.  The Parties acknowledge that this Section 5.3(a) is being entered into by the Parties on behalf of all of the EVC Partnership Indemnified Persons and the Parties understand and agree that the EVC Partnership Indemnified Persons may enforce this Section 5.3(a) notwithstanding that certain EVC Partnership Indemnified Persons are not signatories to this Agreement.  The foregoing right of indemnification shall not be exclusive of any other rights to which any EVC Partnership Indemnified Person referred to in this Section 5.3(a) may be entitled as a matter of law or equity or which may be lawfully granted to it, him or her.

(b)

Fording ULC shall hold harmless and indemnify the EVC Partnership Indemnified Persons against any losses or damages which any such EVC Partnership Indemnified Person may suffer or incur as a result of, in connection with or related to:

(i)

any claims brought by third parties in respect of any action or failure to take action by any EVC Partnership employee referred to in Section 2.3(c) hereof;

(ii)

all employment related claims made against any such EVC Partnership Indemnified Persons by any EVC Partnership employee referred to in Section 2.3(c) hereof; or

(iii)

any claim arising out of the operations of the Industrial Minerals Operations, including, without limitation, any alleged non-compliance with environmental laws, whether statutory or common law,

except that this indemnity does not extend to losses to the extent that any such losses are the result of fraudulent conduct or the negligence or wilful misconduct of any such EVC Partnership Indemnified Person. The Parties acknowledge that this Section 5.3(b) is being entered into by the Parties on behalf of all of the EVC Partnership Indemnified Persons and the Parties understand and agree that the EVC Partnership Indemnified Persons may enforce this Section 5.3(b) notwithstanding that certain EVC Partnership Indemnified Persons are not signatories to this Agreement.  The foregoing right of indemnification shall not be exclusive of any rights to which any EVC Partnership Indemnified Person may be entitled as a matter of law or equity or which may be lawfully granted to it, him or her.

5.4

Indemnification of Fording ULC and the Board of Directors

The EVC Partnership shall hold harmless and indemnify Fording ULC, its Affiliates, the Board of Directors and any Person who, at the request of the Board of Directors, is serving or shall have served as an officer, employee, advisor, consultant, agent or subcontractor of Fording ULC or of the Board of Directors in respect of Fording ULC (collectively, the “Fording ULC Indemnified Persons”) against all losses (other than loss of profit), claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants’ fees) of whatsoever kind or nature incurred by, borne by or asserted against any such Fording ULC Indemnified Person arising from:

(a)

a breach of obligations under this Agreement by the EVC Partnership or any of its officers, employees, agents or subcontractors; or

(b)

the fraud, wilful default, or negligence of the EVC Partnership or its officers, agents, employees and subcontractors in the provision of services hereunder,

except to the extent such losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement, and counsel and accountants’ fees) arise from the fraud, wilful default or negligence of such Fording ULC Indemnified Person.

The Parties acknowledge that this Section 5.4 is being entered into by the Parties on behalf of the Fording ULC Indemnified Persons and the Parties understand and agree that the Fording ULC Indemnified Persons may enforce this Section 5.4 notwithstanding that certain Fording ULC Indemnified Persons are not signatories to this Agreement. The foregoing right of indemnification shall not be exclusive of any rights to which any Fording ULC Indemnified Person may be entitled as a matter of law or equity or which may be lawfully granted to it, him or her.

ARTICLE 6
TERM AND TERMINATION

6.1

Term and Renewal

Subject to earlier termination in accordance with this Article 6, this Agreement shall end on February 29, 2008, but shall be renewable for two successive terms of five years at Fording ULC’s option on the provision by Fording ULC of written notice to the EVC Partnership of the exercise of its option to renew no less than 120 days prior to the end of the then current term (or such shorter period as the parties may agree upon in writing).

6.2

Termination by Either Party

This Agreement shall be immediately terminable by written notice from the EVC Partnership or Fording ULC to the other, as the case may be, in the event that:

(a)

the Trust is terminated;

(b)

the EVC Partnership or Fording ULC, as applicable:

(i)

institutes proceedings for it to be adjudicated a voluntary bankrupt, or consents to the filing of a bankruptcy proceeding against it;

(ii)

files a petition, proposal or answer or consent seeking reorganization, readjustment, arrangement, composition or similar relief under any bankruptcy law;

(iii)

consents to the appointment of a receiver, liquidator, trustee or assignee in bankruptcy over all or substantially all of its assets; or

(iv)

makes an assignment for the benefit of its creditors generally;

(c)

a court having jurisdiction enters a decree or order adjudging the EVC Partnership or Fording ULC a bankrupt or insolvent or for the appointment of a receiver, trustee or assignee in bankruptcy, and such decree or order continues unstayed and in effect for a period of 30 days;

(d)

any proceeding with respect to the EVC Partnership or Fording ULC is commenced under the Bankruptcy and Insolvency Act (Canada) or the Companies’ Creditors Arrangement Act (Canada) or similar legislation relating to a compromise or arrangement with creditors or claimants, and such proceeding has not been stayed or terminated prior to the expiry of 30 days after such proceeding has been commenced;

(e)

the default by the EVC Partnership or Fording ULC in the performance of a material obligation under this Agreement that is not remedied within 30 days after notice thereof has been delivered by the other party (which notice must describe, in reasonable detail, the breach complained of); or

(f)

The Trust ceases to own at least a 10% direct or indirect interest in the EVC Partnership.

6.3

Effect of Sale of Industrial Minerals Operations

The Parties’ obligations under and relating to Section 2.3 will terminate if the Trust sells or otherwise disposes of all or substantially all of the Industrial Minerals Operations to a non-affiliated third party, in which case the provisions of Section 6.5 will apply in respect of the services contemplated in Section 2.3 only.  However, in the event of such transaction, the executive personnel provided by the EVC Partnership pursuant to Section 2.1 and the other personnel provided by the EVC Partnership pursuant to Section 2.3 shall provide all necessary assistance in the execution of any such transaction (should the Board of Directors elect to proceed with same) and the services to be provided by such persons hereunder shall include such services.

6.4

Termination by Fording ULC

In addition to the termination rights available to Fording ULC under Section 6.2, Fording ULC may terminate this Agreement on the provision of 90 days prior written notice to the EVC Partnership.

6.5

Effect of Termination

(a)

Upon the effective date of termination of this Agreement, the EVC Partnership shall:

(i)

forthwith pay to Fording ULC, or to the order of Fording ULC, all monies collected and held for Fording ULC pursuant to this Agreement;

(ii)

as soon thereafter as is reasonably practicable, deliver to Fording ULC, or to the order of Fording ULC, a complete report including a statement showing all payments collected by it and a statement of all monies held by it during the period following the date of the last statement furnished to Fording ULC pursuant to Section 2.2(b) or Section 2.3(b), which statement must be audited if so requested by Fording ULC;

(iii)

forthwith, to the extent that it is able, subject to any applicable legal and contractual restrictions, deliver to and, where applicable, transfer into the custody of the Board of Directors, all property and documents of Fording ULC then in the control or custody of the EVC Partnership;

(iv)

provide such assistance to Fording ULC as is reasonably necessary to find and to permit an orderly transition to one or more new services providers; and

(v)

reimburse any overpayments by Fording ULC for services under this Agreement.

(b)

Upon the effective date of termination of this Agreement, Fording ULC shall:

(i)

either pay to the EVC Partnership all costs and expenses incurred or required to be incurred by the EVC Partnership in terminating contracts the EVC Partnership has entered into with the approval of Fording ULC in the performance by the EVC Partnership of its duties under this Agreement (less any amount owing by the EVC Partnership to Fording ULC) or, at the election of Fording ULC, Fording ULC shall, in respect of contracts entered into by the EVC Partnership on behalf of Fording ULC, assume the obligations of the EVC Partnership under such contracts or any of them and indemnify the EVC Partnership with respect thereto;

(ii)

reimburse the EVC Partnership for any severance costs for personnel of the EVC Partnership primarily devoted to the provision of services to Fording ULC pursuant to this Agreement to the extent such Persons are terminated as a result of termination under Section 6.5;

(iii)

reimburse the EVC Partnership for all other reasonable costs directly attributable to the termination of this Agreement; and

(iv)

pay all amounts owing by Fording ULC to the EVC Partnership under this Agreement to the date of its termination.

(c)

Other than the payments contemplated in this Section 6.5, there shall be no termination fees payable between the Parties on termination of this Agreement.

6.6

Continuing Obligation

Notwithstanding termination of this Agreement, the Parties hereto shall not be relieved from any obligations or liabilities arising prior to such termination.

ARTICLE 7
GENERAL

7.1

No Further Obligations of Fording Amalco

The Parties acknowledge and agree that following the effective time of the Plan of Arrangement, Fording Amalco shall have no further rights or obligations under this Agreement other than any obligations of Fording arising under the 2003 Administrative and Industrial Minerals Services Agreement prior to the effective time of the Plan of Arrangement.

7.2

Access to Records

Fording ULC and the EVC Partnership shall provide to each other full and free access to all records, documents and materials in their respective possession or control and relating to Fording ULC and the personnel and services to be provided by the EVC Partnership hereunder as are reasonably necessary to carry out each Party’s obligations hereunder or under any agreement relating hereto.  The EVC Partnership shall either retain or cause to be retained all books and records related to its obligations hereunder for a period of two years following termination of this Agreement, or such longer periods as required in accordance with income tax or other statutory requirements, during which period Fording ULC shall continue to have access thereto as described above or the EVC Partnership shall deliver such books and records to Fording ULC.

7.3

Notice

Any demand, notice or other communication to be given in connection with this Agreement will be given in writing and will be deemed to have been given if given by personal delivery or by electronic means of communication addressed to the recipient as follows:

(a)

To Fording ULC:

Fording (GP) ULC
Suite 1000, 205 – 9th Avenue S.E.
Calgary, Alberta
T2G 0R3

Facsimile No.:

  (403) 269-9863
Attention:  Corporate Secretary

(b)

To the EVC Partnership:

Elk Valley Coal Partnership
Suite 1000, 205 – 9th Avenue S.E.
Calgary, Alberta
T2G 0R3

Facsimile No.:

  (403) 269-9863
Attention:  Corporate Secretary

with a copy to the Managing Partner:

Teck Cominco Coal Partnership
Suite 600-200 Burrard Street
Vancouver, British Columbia
V6C 3L9

Facsimile No.: (604) 687-5395
Attention:   Corporate Secretary
email:  karen.dunfee@teckcominco.com

or to such other address, individual or electronic communication number as may be designated by notice given by either Party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given and received on the day of actual delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed receipt thereof, unless such day is not a Business Day, in which case it shall be deemed to have been given and received upon the immediately following Business Day.

7.4

Arbitration

Any claim, dispute or controversy arising out of, or in connection with, or relating to this Agreement that cannot be resolved by the Parties, other than any claim, dispute or controversy in respect of which a different dispute resolution mechanism is expressly provided for herein, shall be submitted to arbitration pursuant to the Arbitration Act (Alberta), R.S.A. 2000, c. A-43 (the “Act”). For greater certainty, the Parties agree that any arbitration under this agreement is not an international commercial arbitration and that the International Commercial Arbitration Act (Alberta) R.S.A. 2000, s. 4-43 does not apply. If there is a conflict between the Act and the terms of this Agreement, the terms of this Agreement shall prevail.  Any arbitration under this Section shall be conducted in accordance with the following rules:

(a)

Any arbitration under this section shall take place in private in Calgary, Alberta and shall be conducted in the English language.

(b)

An arbitration shall be commenced by delivery of a written notice to arbitrate (a “Notice to Arbitrate”) to the opposite Party or Parties.  The Notice to Arbitrate shall set out a concise description of the claim(s), dispute(s), or controversy(ies) to be arbitrated.

(c)

The arbitral tribunal shall be composed of a single arbitrator (the “Arbitrator”).  The Party that delivers a Notice to Arbitrate (the “Applicant”) shall, in the Notice to Arbitrate, nominate an individual to act as the Arbitrator.  Within 15 days of the date of receipt of the Notice to Arbitrate, the other Party or Parties (the “Respondent”) shall, in writing, either signify its or their acceptance of the nominee or, in the alternative, propose another individual to act as the Arbitrator.  If within 20 days of receipt of the Notice to Arbitrate, the Parties have not agreed upon an arbitrator, any Party may (with notice to the other Party or Parties) apply to the Court of Queen’s Bench of Alberta (the “Court”) to have an arbitrator appointed pursuant to the provisions of the Act.  Each Party shall bear its own costs in relation to any application to the Court to appoint an arbitrator.

(d)

If the Parties are unable to agree on the procedures to govern the arbitration, the Arbitrator shall determine all questions relating to:

(i)

exchange of statements of claim and defence;

(ii)

disclosure and exchange of documents relevant to the arbitration;

(iii)

oral examinations for discovery;

(iv)

appropriate protections for confidential information disclosed in the arbitration; and

(v)

the date, time, and location of the arbitration hearing and any interlocutory or preliminary hearings,

and in making such determination the Arbitrator may, in its discretion, determine that one or more such procedures (other than those relating to protection of confidential information) are not appropriate for the arbitration, taking into account the subject matter of the arbitration.

(e)

Any and all awards of the Arbitrator shall be made in writing and shall be final and binding on the Parties, provided that any Party may appeal an award to the Court without leave on a question of law, a question of fact, or a question of mixed fact and law.

(f)

The award of the Arbitrator shall have the same force and effect as a judgment of the Court and may be entered as a judgment of the Court or any other court of competent jurisdiction including the British Columbia Supreme Court.

7.5

Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and sets out all the covenants, promises, warranties, representations, conditions, understandings and agreements between such Parties pertaining to such subject matter and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. There are no covenants, promises, warranties, representations, conditions, understandings or other agreements, oral or written, express, implied or collateral between the Parties in connection with the subject matter of this Agreement except as specifically set forth as aforesaid.

7.6

Amendment

No amendment, supplement, modification or waiver or termination of the Agreement and, unless otherwise specified, no consent or approval by any Party, shall be binding unless executed in writing by the Party to be bound thereby.

7.7

Assignment

No Party may assign this Agreement or any rights or obligations under this Agreement without the prior written consent of each of the other Parties, such consent not to be unreasonably withheld.

7.8

Enurement

The Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

7.9

Further Assurances

The Parties shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by the Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of the Agreement and carry out its provisions.

7.10

Execution and Delivery

The Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

[Remainder of page intentionally left blank]

IN WITNESS OF WHICH the Parties have duly executed this Amended and Restated Administrative and Industrial Minerals Services Agreement.

FORDING (GP) ULC
By:	“James F. Jones”
Name: James F. Jones
Title: Vice President, Employee Relations & Corporate Secretary

ELK VALLEY COAL PARTNERSHIP, by its general partner TECK COMINCO COAL PARTNERSHIP
By:	“Peter Rozee”
Name:
Title:

By:	“Karen Dunfee”
Name:
Title:
FORDING AMALCO INC.
By:	“Ronald A. Millos”
Name: Ronald A. Millos
Title: Director